77C.

A special meeting of shareholders of JNL Series Trust has held on July 24, 1996. The shareholders of the following
Series approved an amendment to the Sub-Advisory Agreement between Jackson National Financial Services, Inc. and Janus
Capital Corporation with respect to a change in the sub-advisory fee:

                    For            Against        Abstain

JNL Capital
Growth Series       782,134.300    59,908.833     38,451.186
JNL Aggressive
Growth Series       790,942.062    52,156.636     54,760.428
JNL Global
Equities Series     1,178,098.210  66,406.166    152,637.780